

Dmitriy Ishimbayev, Esq. · 3rd

Ishimbayev Law Firm,

Startup and Small Business Attorney

Greater New York City Area · 500+ connections · **Contact info**

Experience

Attorney
Ishimbayev Law Firm, P.C.
Jul 2015 – Present · 4 yrs 9 mos
1 World Trade Center, Suite 8500, New York, NY 10007



Legal Consultant
JPMorgan Chase
Sep 2014 – Sep 2016 · 2 yrs 1 mo
1 Chase Manhattan Plaza

Law Clerk
Law Office
Jan 2013 – Aug 2014 · 1 yr 8 mos
New York, NY



Legal Intern
Bank of America
Jun 2012 – Aug 2012 · 3 mos
50 Rockefeller Plaza

Education



New York Law School
Juris Doctor (J.D.)
2011 – 2014



Brooklyn College
Bachelor's Degree, Business Management and Finance
2003 – 2007



Brooklyn College
Bachelor of Arts (B.A.), Economics
2003 – 2007

Volunteer Experience

Resolution Assistance Program Assistant
New York County Housing Court
Jan 2013 – May 2013 • 5 mos

• Provided support to unrepresented tenants and owners/landlords in hallway negotiations
• Advised opposing parties on discussing settlement of their cases with the court attorney or judge and informed unrepresented tenants and owner/landlords about resources for legal, rental or other assistance in their nonpayment proceedings



